Item 77E – The New Germany Fund, Inc.

0n June 6, 2005, Robert H. Daniels, an alleged shareholder of the Fund, filed a putative class action complaint on behalf of all Fund shareholders against the Fund and its Directors, in the Circuit Court for Baltimore City,
Maryland. This litigation arises out of an attempt in 2005 by a shareholder of the Fund to nominate and elect directors who were not qualified as Directors pursuant to the Fund’s director qualification bylaw, which sets forth certain eligibility requirements for directors, including a requirement of relevant experience and country knowledge consistent with the Fund’s strategy of investment in German companies.  Mr. Daniels seeks declaratory and injunctive relief, as well as attorneys’ fees, experts’ fees and costs.

On July 12, 2005, the Fund and its Directors removed the case to the
United States District Court for the District of Maryland. On August 26, 2005,
the Fund and its directors filed a motion to dismiss the complaint on various grounds.  On March 29, 2006, the judge denied the motion to dismiss and litigation moved to the document discovery and deposition stage.

On July 23, 2007, the Board of Directors approved the terms of a settlement of the civil class action Daniels vs. The New Germany Fund, Inc. et al., in the U.S. District
Court for the District of Maryland. The settlement, which would dismiss the litigation without a change to the bylaw, remains subject to approval by the District Court.
Pursuant to the settlement and an agreement with the shareholder group that sought to nominate competing directors in 2005 and subsequent years, the Fund would conduct an in-kind tender offer for 20% of the Fund’s outstanding shares of common stock at 96% of net asset value per share. The Fund’s obligation to conduct the tender offer, as well as the other terms of the settlement, will become effective only after formal notification of the settlement has been sent to shareholders following preliminary approval by the Court and the final judgment and order has thereafter been entered by the Court.
The Fund expects to commence the tender offer as soon as practicable after the final order is upheld or no longer subject to an appeal.